MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2019

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2019 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2019, and the audited consolidated financial statements for the year ended December 31, 2018, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 6, 2019 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine, and the Del Toro Silver Mine. The Company also owns the La Guitarra Silver Mine which is currently in care and maintenance.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 3

2019 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2019-Q2	2019-Q1	Change Q2 vs Q1	2018-Q2	Change Q2 vs Q2	2019-YTD	2018-YTD	Change
Operational
Ore Processed / Tonnes Milled	736,896	812,654	(9%)	851,349	(13%)	1,549,550	1,661,124	(7%)
Silver Ounces Produced	3,193,566	3,331,388	(4%)	2,756,263	16%	6,524,954	4,923,292	33%
Silver Equivalent Ounces Produced	6,410,483	6,273,677	2%	5,137,318	25%	12,684,160	9,016,996	41%
Cash Costs per Ounce (1)	$6.84	$6.34	8%	$7.59	(10%)	$6.58	$7.70	(15%)
All-in Sustaining Cost per Ounce (1)	$14.76	$12.91	14%	$16.43	(10%)	$13.82	$16.25	(15%)
Total Production Cost per Tonne (1)	$77.93	$66.65	17%	$61.04	28%	$72.01	$54.14	33%
Average Realized Silver Price per Ounce (1)	$14.80	$15.73	(6%)	$16.74	(12%)	$15.26	$16.75	(9%)

Financial (in $millions)
Revenues	$83.7	$86.8	(4%)	$79.7	5%	$170.5	$138.3	23%
Mine Operating Earnings (Loss)	$4.2	$10.3	(59%)	($2.3)	283%	$14.5	($2.7)	630%
Impairment of non-current assets	$—	$—	0%	$31.7	100%	$—	$31.7	(100%)
Net (Loss) Earnings	($12.0)	$2.9	(516%)	($40.0)	70%	($9.1)	($45.6)	80%
Operating Cash Flows before Movements in Working Capital and Taxes	$17.7	$23.7	(25%)	$14.2	25%	$41.4	$29.9	39%
Cash and Cash Equivalents	$94.5	$91.5	3%	$109.2	(13%)	$94.5	$109.2	(13%)
Working Capital (1)	$129.5	$130.9	(1%)	$141.4	(8%)	$129.5	$141.4	(8%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.06)	$0.01	(505%)	($0.22)	73%	($0.05)	($0.26)	82%
Adjusted EPS (1)	($0.02)	($0.01)	(79%)	($0.07)	73%	($0.03)	($0.13)	75%
Cash Flow per Share (1)	$0.09	$0.12	(27%)	$0.08	12%	$0.21	$0.17	23%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 30 to 37 for a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	172,368	229,761	207,421	39,213	61,544	26,587	736,896
Silver Ounces Produced	1,603,016	596,872	489,194	224,056	202,698	77,729	3,193,566
Silver Equivalent Ounces Produced	3,641,139	1,461,345	492,957	271,450	420,712	122,879	6,410,483
Cash Costs per Ounce	$1.64	$4.28	$16.57	$16.52	$14.13	$27.29	$6.84
All-in Sustaining Cost per Ounce	$8.49	$7.73	$18.87	$21.15	$21.61	$36.33	$14.76
Total Production Cost per Tonne	$142.42	$58.88	$38.29	$109.51	$75.96	$91.89	$77.93

Operational Highlights

•
Total production in the second quarter reached 6,410,483 silver equivalents ounces, representing a 2% increase compared to the prior quarter. Total production consisted of 3.2 million ounces of silver, 33,576 ounces of gold, 2.5 million pounds of lead and 1.4 million pounds of zinc. In the first half of 2019, total production reached 12.7 million silver equivalent ounces, or approximately 49% of the Company’s guidance midpoint of producing 24.7 to 27.5 million silver equivalent ounces in 2019.

•
Total ore processed during the quarter at the Company's mines amounted to 736,896 tonnes, representing a 9% decrease compared to the previous quarter. The decrease in tonnes processed compared to the prior quarter was primarily due to lower mine production from sub-level caving at La Encantada, a decrease in available production stopes at San Martin and La Parrilla, offset by higher production rates at San Dimas, Santa Elena and Del Toro.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 4

•
Consolidated silver grades in the quarter averaged 159 g/t compared to 153 g/t in the previous quarter. This 4% increase was primarily the result of higher grades at San Dimas, La Parrilla, San Martin and Del Toro. Consolidated gold grades averaged 1.48 g/t compared to 1.26 g/t in the prior quarter representing an 18% increase due to better grades from the Jessica and Victoria veins at San Dimas.

•
Consolidated silver and gold recoveries averaged 85% and 96%, respectively, during the quarter. The Company successfully completed the installation of the high-intensity grinding (“HIG”) mill at Santa Elena during the quarter. The new mill has a grinding capacity of 3,000 tpd and is expected to ramp up to reach design capacity during the third quarter. The Company expects improvements in metallurgical recoveries and lower operating costs at Santa Elena in the third quarter following the adoption of fine grinding technology.

•
Cash cost per ounce for the quarter was $6.84 per payable ounce of silver, an increase of 8% from $6.34 per ounce in the first quarter of 2019. The increase in cash cost was primarily attributed to $2.3 million in severance and retirement costs related to retirement and permanent reduction of 45 union personnels at San Dimas plus $0.9 million in retroactive adjustments to labour costs upon reaching a new collective bargaining agreement with the union at San Dimas. Without the effect of these adjustments, cash cost per ounce would be reduced by approximately $0.95 per ounce.

•
All-in sustaining cost per ounce (“AISC”) in the second quarter was $14.76 compared to $12.91 per ounce in the previous quarter. The increase in AISC was primarily attributed to a $0.62 per ounce increase in workers participation costs and a $0.82 per ounce increase in sustaining capital expenditures due to certain planned major equipment overhauls performed during the quarter.

Financial

•
In the second quarter, the Company generated revenues of $83.7 million, an increase of 5% compared to $79.7 million in the second quarter of 2018 primarily due to the acquisition of the San Dimas mine in the second quarter of 2018, which resulted in a 13% increase in silver equivalent ounces sold, partially offset by a 12% decrease in average realized silver price compared to the same quarter of the prior year.

•
The Company recognized mine operating earnings of $4.2 million compared to a mine operating loss of $2.3 million in the second quarter of 2018. The increase in mine operating earnings in the quarter was attributed to the San Dimas and Santa Elena mines, which generated mine operating earnings of $11.0 million and $3.2 million, respectively, offset by losses at the other units due to scaled back production at San Martin, Del Toro and La Parrilla mines.

•
Net loss for the quarter was $12.0 million (EPS of $(0.06)) compared to a net loss of $40.0 million (EPS of $(0.22)) in the second quarter of 2018. Adjusted net loss for the quarter was $3.6 million (Adjusted EPS of $(0.02)) compared to a net loss of $11.8 million (Adjusted EPS of ($(0.07)) in the second quarter of 2018, after excluding non-cash and non-recurring items including deferred income tax expense, share-based payments and losses from marketable securities and silver futures derivatives (see "Adjusted EPS" on page 37).

•
During the quarter, the Company recorded an income tax expense of $4.7 million compared to an income tax recovery of $9.3 million in the second quarter of 2018. The decrease in income tax recovery in the quarter was attributed primarily to decrease in value of tax loss carryforwards and foreign exchange impact of the strengthening Mexican peso on the Company's Mexican Peso denominated future income tax liability balances.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $17.7 million ($0.09 per share) compared to $14.2 million ($0.08 per share) in the second quarter of 2018.

•
Cash and cash equivalents at June 30, 2019 was $94.5 million, an increase of $3.0 million compared to the previous quarter, while working capital of $129.5 million was consistent with the previous quarter. During the quarter, the Company completed the $50.0 million "at-the-market" distribution program announced in December 2018 by selling a total of 8,039,363 common shares of the Company on the New York Stock Exchange for net proceeds of $48.5 million, of which $16.0 million was received in the second quarter.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 5

2019 SECOND HALF PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2019. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is revising its 2019 annual guidance to reflect changes in its operational plans during the second half ("H2") of the 2019 fiscal year. In summary, the Company anticipates silver production in 2019H2 will range between 6.4 to 7.1 million ounces with total silver equivalent production (including gold, lead and zinc by-products) between 11.9 to 13.3 million silver equivalent ounces, bringing total 2019 annual production to 24.4 to 26.0 million silver equivalent ounces, representing a minor reduction of 0.9 million ounces but in line with the lower end of the previously published annual guidance of 24.7 million to 27.5 million silver equivalent ounces. As a result of these changes, the Company is anticipating an improvement in annualized cash cost of approximately $1.00 per ounce of silver and no change to AISC per ounce.

A mine-by-mine breakdown of the 2019 H2 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating by-product equivalents in 2019 H2 are: silver: $16.00/oz, gold: $1,400/oz, lead: $1.00/lb, zinc: $1.10/lb, MXN:USD 19:1.

Guidance for Second Half of 2019

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas(1)	3.2 - 3.6	6.8 - 7.6	(0.26) - 0.60	7.22 - 8.94
Santa Elena	1.2 - 1.4	2.9 - 3.2	3.90 - 5.19	7.51 - 9.21
La Encantada(2)	1.2 - 1.3	1.2 - 1.3	13.51 - 14.54	17.05 - 18.48
San Martin(3)	0.4 - 0.4	0.4 - 0.5	11.26 - 12.19	15.13 - 16.50
La Parrilla(4)	0.1 - 0.1	0.2 - 0.2	32.48 - 34.69	61.11 - 66.59
Del Toro	0.3 - 0.3	0.4 - 0.5	13.03 - 14.57	20.66 - 23.08
Consolidated	6.4 - 7.1	11.9 - 13.3	$4.74 - $5.76	$12.20 - $14.08

*Consolidated AISC includes corporate general & administrative cost estimates and non-cash costs of $2.37 to $2.51 per payable silver ounce.

Details of the operational changes and their expected impacts are presented below:

1.	Higher silver production at San Dimas primarily due to higher than expected grades from the Jessica and Victoria veins

2.
Lower production at La Encantada related to the ongoing challenges with the roaster's material handling system. During the re-engineering process, production from the roaster has been removed from 2019 guidance until the necessary modifications have been completed.

3.
Lower production from the San Martin mine as a result of suspended operations as announced in the Company's news release on July 15, 2019. For the purpose of the guidance, the Company assumes production to resume before the end of the year.

4.
Following an extensive review of the operation, the Company has decided to temporarily suspend operations at the La Parrilla mine towards the end of the year in order to improve the Company's operating cash flow and profit margins while focusing on an expanded drilling program in the area. In addition, the processing plant will be temporarily halted in mid-September in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells. The Company has doubled the exploration budget at La Parrilla to approximately 24,000 metres to test near mine targets in an effort to develop new Resources necessary to justify preparing the mine for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart. In the meantime, the Company’s central Laboratory located at La Parrilla will remain fully staffed and operation. Additionally, the Company is in discussions with regional miners in order to process ores from the area as a toll treatment facility.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 6

Pursuant to the H2 changes above, the revised 2019 annualized production guidance is as follows:

Updated Guidance for Full Year of 2019

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas	6.2 - 6.6	13.5 - 14.4	0.46 - 0.95	6.67 - 7.52
Santa Elena	2.4 - 2.5	5.6 - 6.1	3.76 - 4.41	6.71 - 7.53
La Encantada	2.4 - 2.5	2.4 - 2.5	13.84 - 14.37	16.16 - 16.81
San Martin	0.9 - 0.9	1.1 - 1.2	12.54 - 12.95	16.45 - 17.04
La Parrilla	0.5 - 0.5	1.1 - 1.1	18.58 - 18.68	30.39 - 30.72
Del Toro	0.4 - 0.5	0.7 - 0.7	17.61 - 18.96	24.95 - 26.85
Consolidated	12.8 - 13.5	24.4 - 26.0	$5.62 - $6.18	$12.98 - $13.94
*Consolidated AISC includes corporate general & administrative cost estimates and non-cash costs of $2.16 to $2.41 per payable silver ounce.

With continued improvements at San Dimas and throughput reduction at La Parrilla and San Martin, the Company anticipates consolidated cash costs to improve by approximately $1.00 per ounce or 14% from the mid-point of the previous cash cost guidance of $6.39 to $7.37 per ounce.

The Company is projecting its 2019 consolidated AISC to be within a range of $12.98 to $13.94 per ounce, in line with previously published guidance of $12.55 to $14.23 per ounce. Excluding non-cash items, the Company anticipates its 2019 AISC to be within a range of $12.22 to $13.14 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2019 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (1)	5.62 - 6.18
General and Administrative Costs	1.62 - 1.71
Sustaining Development Costs	2.58 - 2.73
Sustaining Property, Plant and Equipment Costs	1.58 - 1.67
Sustaining Exploration Costs	0.06 - 0.06
Operating lease payments	0.11 - 0.11
Profit Sharing	0.65 - 0.69
Share-based Payments (non-cash)	0.58 - 0.61
Accretion of Reclamation Costs (non-cash)	0.18 - 0.19
All-In Sustaining Costs: (WGC definition)	$12.98 - $13.94
All-In Sustaining Costs: (WGC excluding non-cash items)	$12.22 - $13.14

1.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.12 per ounce.

The Company has updated its annual 2019 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in innovative projects. As a result, the Company plans to invest a total of $138.2 million (consistent with previous guidance of $137.4 million) on capital expenditures consisting of $56.9 million of sustaining investments and $81.3 million of expansionary investments. The Company plans to reallocate capital to higher return projects including:

•	high-intensity grinding ("HIG") technology, including a third HIG mill for San Dimas, and microbubble technology;

•	increasing the Santa Elena 2019 exploration budget at Ermitaño to approximately 32,700 metres, representing an 85% increase from the original 2019 budget of 17,700 metres;

•	increasing the La Parrilla 2019 exploration budget to approximately 24,000 metres, representing a 98% increase from the original 2019 budget of 12,120 metres; and

•	developing an underground portal into the Ermitaño ore body during Q4 2019.
The 2019 annual budget includes total capital investments of $55.0 million on underground development, $27.9 million towards property, plant and equipment, $26.6 million on exploration and $28.7 million towards automation and efficiency projects.

The Company is planning to complete a total of 58,100 metres of underground development in 2019, representing a 10% decrease compared to the original budget of 64,610. In addition, the Company is planning to complete a total of 209,000 metres of exploration drilling in 2019, representing an 11% increase compared to the original budget.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 7

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2019		2018				2017
PRODUCTION HIGHLIGHTS	Q2	Q1	Q4	Q3(2)	Q2(1)	Q1	Q4	Q3
Ore processed/tonnes milled
San Dimas	172,368	163,264	172,641	176,884	85,765	—	—	—
Santa Elena	229,761	219,941	221,945	225,873	228,054	223,498	232,575	232,662
La Encantada	207,421	269,611	206,812	196,030	237,862	276,191	198,845	212,092
San Martin	39,213	62,148	66,924	67,926	74,431	75,374	72,503	69,113
La Parrilla	61,544	72,551	125,751	117,130	123,642	125,114	138,124	132,389
Del Toro	26,587	25,138	56,200	65,323	65,879	79,769	56,753	60,501
La Guitarra	—	—	—	14,891	35,715	29,829	37,885	23,896
Consolidated	736,896	812,654	850,272	864,056	851,349	809,775	736,684	730,652
Silver equivalent ounces produced
San Dimas	3,641,139	3,172,270	3,127,871	3,225,352	1,698,382	—	—	—
Santa Elena	1,461,345	1,403,364	1,587,396	1,475,635	1,407,880	1,543,776	1,653,941	1,503,376
La Encantada	492,957	723,699	451,244	379,773	327,458	452,420	489,071	610,307
San Martin	271,450	421,091	511,911	557,746	524,843	574,838	617,879	604,686
La Parrilla	420,712	441,095	563,703	537,986	605,826	615,541	643,799	612,116
Del Toro	122,879	112,158	243,637	427,218	323,714	437,743	369,992	472,804
La Guitarra	—	—	—	136,605	249,214	255,359	290,654	182,986
Consolidated	6,410,483	6,273,677	6,485,761	6,740,315	5,137,318	3,879,678	4,065,336	3,986,274
Silver ounces produced
San Dimas	1,603,016	1,404,454	1,367,028	1,445,918	808,923	—	—	—
Santa Elena	596,872	587,195	567,754	598,693	535,015	521,784	582,789	560,054
La Encantada	489,194	720,959	449,632	378,983	325,603	449,522	486,514	609,138
San Martin	224,056	331,539	404,523	438,061	419,815	483,740	514,678	471,893
La Parrilla	202,698	219,485	312,144	330,047	360,862	337,332	401,090	424,358
Del Toro	77,729	67,757	149,734	231,350	167,591	236,478	185,695	233,015
La Guitarra	—	—	—	82,292	138,454	138,173	166,698	117,504
Consolidated	3,193,566	3,331,388	3,250,816	3,505,344	2,756,263	2,167,030	2,337,463	2,415,962
Cash cost per ounce
San Dimas	$1.64	$0.93	$0.58	($0.40)	$0.24	—	—	—
Santa Elena	$4.28	$2.81	($1.06)	$5.77	$1.39	($4.74)	($6.93)	($0.18)
La Encantada	$16.57	$12.60	$15.60	$21.15	$23.05	$16.93	$15.23	$12.47
San Martin	$16.52	$11.35	$10.40	$9.78	$9.68	$8.04	$7.55	$7.11
La Parrilla	$14.13	$16.58	$13.80	$16.29	$10.42	$11.02	$11.21	$12.26
Del Toro	$27.29	$27.20	$27.69	$13.07	$18.01	$13.66	$12.53	$6.41
La Guitarra	$—	$—	$—	$6.99	$12.89	$7.97	$11.20	$19.02
Consolidated	$6.84	$6.34	$6.06	$6.85	$7.59	$7.83	$6.76	$8.15
All-in sustaining cost per ounce
San Dimas	$8.49	$5.65	$5.35	$6.74	$5.41	—	—	—
Santa Elena	$7.73	$6.37	$2.18	$9.03	$6.60	($0.17)	($2.01)	$3.08
La Encantada	$18.87	$13.72	$18.70	$27.25	$30.81	$20.97	$19.20	$14.98
San Martin	$21.15	$15.67	$13.60	$13.37	$12.49	$9.98	$9.73	$10.03
La Parrilla	$21.61	$25.62	$21.18	$23.34	$16.39	$17.66	$15.28	$18.85
Del Toro	$36.33	$35.89	$37.83	$24.48	$32.08	$20.61	$25.48	$12.92
La Guitarra	$—	$—	$—	$12.30	$18.11	$15.76	$17.77	$31.55
Consolidated	$14.76	$12.91	$12.83	$15.12	$16.43	$16.01	$14.13	$15.36
Production cost per tonne
San Dimas	$142.42	$122.17	$113.66	$105.91	$148.91	—	—	—
Santa Elena	$58.88	$56.53	$54.55	$63.15	$55.97	$54.31	$47.13	$55.65
La Encantada	$38.29	$32.71	$33.20	$40.20	$31.09	$27.00	$36.42	$34.77
San Martin	$109.51	$80.39	$83.27	$88.15	$72.77	$68.06	$73.14	$76.81
La Parrilla	$75.96	$76.78	$52.47	$58.18	$49.10	$48.12	$48.00	$50.75
Del Toro	$91.89	$95.06	$84.67	$73.50	$69.23	$58.12	$72.77	$71.80
La Guitarra	$—	$—	$—	$68.47	$83.68	$86.50	$83.61	$120.09
Consolidated	$77.93	$66.65	$65.31	$68.87	$61.04	$46.88	$50.81	$54.15
1) San Dimas production results in the second quarter of 2018 included 52 days from the period May 10, 2018 to June 30, 2018.
2) La Guitarra was placed on care and maintenance on August 3, 2018.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 8

Operating Results – Consolidated Operations

CONSOLIDATED	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Ore processed/tonnes milled	736,896	812,654	1,549,550	1,661,124	(9%)	(7%)
Average silver grade (g/t)	159	153	156	119	4%	31%
Average gold grade (g/t)	1.48	1.26	1.38	0.83	18%	66%
Average lead grade (%)	2.04	1.85	1.94	1.69	10%	15%
Average zinc grade (%)	1.39	1.22	1.30	0.65	14%	100%
Silver recovery (%)	85%	83%	84%	77%	2%	9%
Gold recovery (%)	96%	96%	96%	93%	0%	3%
Lead recovery (%)	62%	67%	64%	63%	(7%)	2%
Zinc recovery (%)	52%	48%	50%	58%	8%	(14%)

Production
Silver ounces produced	3,193,566	3,331,388	6,524,954	4,923,292	(4%)	33%
Gold ounces produced	33,576	32,037	65,613	41,336	5%	59%
Pounds of lead produced	2,452,803	2,661,088	5,113,891	8,397,788	(8%)	(39%)
Pounds of zinc produced	1,398,922	1,265,438	2,664,361	2,994,459	11%	(11%)
Total production - ounces silver equivalent	6,410,483	6,273,677	12,684,160	9,016,996	2%	41%

Cost
Cash cost per ounce	$6.84	$6.34	$6.58	$7.70	8%	(15%)
All-In sustaining costs per ounce	$14.76	$12.91	$13.82	$16.25	14%	(15%)
Total production cost per tonne	$77.93	$66.65	$72.01	$54.14	17%	33%

Underground development (m)	15,531	15,947	31,477	32,752	(3%)	(4%)
Diamond drilling (m)	54,578	37,716	92,294	118,726	45%	(22%)

Production

Total production for the quarter reached 6,410,483 silver equivalents ounces, representing a 2% increase compared to the prior quarter. Total production consisted of 3.2 million ounces of silver, 33,576 ounces of gold, 2.5 million pounds lead and 1.4 million pounds of zinc. In the first half of 2019, total production reached 12.7 million ounces, or approximately 49% of the Company’s guidance midpoint of producing 24.7 to 27.5 million silver equivalent ounces in 2019.
San Dimas continues to exceed guidance due to higher than expected grades and mining rates from the Jessica and Victoria veins. At Santa Elena, the newly installed HIG mill is in its final commissioning stage and is expected to ramp up to reach design capacity of 3,000 tpd in the third quarter. The HIG mill is anticipated to improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling. These two operations will continue to be a major focal point for future production growth and capital investments.

Total ore processed during the quarter at the Company's mines amounted to 736,896 tonnes, representing a 9% decrease compared to the previous quarter. The decrease in tonnes processed compared to the prior quarter was primarily due to lower mine production from sub-level caving at La Encantada, a decrease in available production stopes at San Martin and La Parrilla, offset by higher production rates at San Dimas, Santa Elena and Del Toro.

Consolidated silver grades in the quarter averaged 159 g/t compared to 153 g/t in the previous quarter. The 4% increase was primarily the result of higher grades at San Dimas, La Parrilla, San Martin and Del Toro. Consolidated gold grades averaged 1.48 g/t compared to 1.26 g/t in the prior quarter representing a 18% increase due to better grades from the Jessica and Victoria veins at San Dimas.

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for the quarter was $6.84 per payable ounce of silver, an increase of 8% from $6.34 per ounce in the first quarter of 2019. The increase in cash cost was primarily attributed to $2.3 million in severance and retirement costs related to retirement and permanent reduction of 45 union personnels at San Dimas plus $0.9 million in retroactive adjustments to labour costs upon reaching a new collective bargaining agreement with the union at San Dimas. Without the effect of these adjustments, cash cost per ounce would be reduced by approximately $0.95 per ounce.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 9

All-in sustaining cost per ounce (“AISC”) in the second quarter was $14.76 compared to $12.91 per ounce in the previous quarter. The increase in AISC was primarily attributed to a $0.62 per ounce increase in workers participation costs and a $0.82 per ounce increase in sustaining capital expenditures due to certain planned major equipment overhauls performed during the quarter.

Development and Exploration

During the second quarter, the Company completed 15,531 metres of underground development, representing a small decrease compared to the previous quarter.

The Company also completed a total of 54,578 metres of diamond drilling, an increase of 45% compared to the previous quarter. The updated 2019 drilling program consist of approximately 8,300 metres of sustaining diamond drilling to support mining activities at the six operating mines; approximately 168,000 metres of expansionary diamond drilling intended to improve confidence and increase Mineral Resources with a focus on the Santa Elena Main Vein and the Central Block at San Dimas; 32,700 metres to infill and expand Mineral Resources at Ermitaño; and approximately 8,400 metres intended to test greenfield targets at Santa Elena and Del Toro.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 10

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and contains 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines as well as the largest producing underground mine in the state of Durango, with over 250 years of operating history. First Majestic acquired the San Dimas mine in May 2018 with the acquisition of Primero Mining Corp. The San Dimas operating plan involves processing ore from an underground mine with a 2,500 tpd capacity milling operation. The mine is accessible via a 40 minute flight from Durango airport to the airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2019-Q2	2019-Q1	2019-YTD	2018-YTD(1)	Change Q2 vs Q1	Change '19 vs '18

Total ore processed/tonnes milled	172,368	163,264	335,632	85,765	6%	291%
Average silver grade (g/t)	312	287	300	307	9%	(2%)
Average gold grade (g/t)	4.32	4.18	4.25	4.25	3%	0%
Silver recovery (%)	93%	93%	93%	96%	0%	(3%)
Gold recovery (%)	96%	96%	96%	97%	0%	(1%)

Production
Silver ounces produced	1,603,016	1,404,454	3,007,470	808,923	14%	272%
Gold ounces produced	23,082	21,095	44,177	11,348	9%	289%
Total production - ounces silver equivalent	3,641,139	3,172,270	6,813,409	1,698,382	15%	301%

Cost
Cash cost per ounce	$1.64	$0.93	$1.31	$0.24	76%	446%
All-In sustaining costs per ounce	$8.49	$5.65	$7.17	$5.41	50%	33%
Total production cost per tonne	$142.42	$122.17	$132.58	$148.91	17%	(11%)

Underground development (m)	6,254	5,669	11,924	2,481	10%	381%
Diamond drilling (m)	16,683	16,191	32,874	10,522	3%	212%
1) San Dimas production results in 2018 included 52 days from the period May 10, 2018 to June 30, 2018.

During the second quarter, the San Dimas mine produced 1,603,016 ounces of silver and 23,082 ounces of gold for a total production of 3,641,139 silver equivalent ounces, reflecting a 15% increase compared to the prior quarter.

During the quarter, the mill processed a total of 172,368 tonnes with average silver and gold grades of 312 g/t and 4.32 g/t, respectively. Silver and gold grades improved 9% and 3%, respectively, compared to the prior quarter due to better than expected grades from the Jessica and Victoria veins.

Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the second quarter, cash cost and AISC per ounce were $1.64 and $8.49 per ounce, respectively, compared to $0.93 and $5.65 per ounce in the prior quarter. The increase in cash cost was primarily attributed to $2.3 million in severance and retirement costs related to retirement and permanent reduction of 45 union personnels at San Dimas plus $0.9 million in retroactive adjustments to labour costs upon reaching a new collective bargaining agreement with the union. Without the effect of these adjustments, cash cost per ounce would have been reduced by $2.00 per ounce. Cash costs in the quarter was also affected by a slight increase in energy costs as more electricity was drawn from the national power grid as less energy was available from the hydroelectric dam prior to the return of the rainy season in July. The increase in AISC was due to $1.12 per ounce increase in workers participation costs.

With the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with Wheaton Precious Metals International Ltd. (“WPM”), which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) from San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above 90:1 or below 50:1, respectively, for a period of six months. The new stream agreement enables the operation to generate sufficient cash flows and First Majestic to deploy capital towards

First Majestic Silver Corp. 2019 Second Quarter Report	Page 11

exploration and underground development in areas of the mine that were previously deemed uneconomic. During the three months ended June 30, 2019, the Company delivered 21,795 ounces of gold to WPM at $603 per ounce under the New Stream.

A total of 6,254 metres of underground development was completed in the second quarter, an increase of 10% compared to the prior quarter while diamond drilling increased 3% to 16,683 metres from 16,191 metres in the prior quarter. Six underground rigs were active during the quarter, completing 66 in-fill and step-out holes at the Santa Jessica, Santa Regina, Santa Gertrudis, San Jose and Victoria veins.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 12

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 102,172 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Total ore processed/tonnes milled	229,761	219,941	449,702	451,553	4%	0%
Underground tonnes
Tonnes milled	142,831	136,984	279,815	253,028	4%	11%
Average silver grade (g/t)	123	121	122	122	2%	0%
Average gold grade (g/t)	1.89	1.87	1.88	2.60	1%	(28%)
Heap leach tonnes
Tonnes milled	86,930	82,957	169,888	198,525	5%	(14%)
Average silver grade (g/t)	38	47	43	34	(19%)	26%
Average gold grade (g/t)	0.64	0.78	0.71	0.64	(18%)	11%
Silver recovery (%)	89%	89%	89%	87%	0%	2%
Gold recovery (%)	94%	95%	94%	95%	(1%)	(1%)

Production
Silver ounces produced	596,872	587,195	1,184,067	1,056,799	2%	12%
Gold ounces produced	9,839	9,735	19,574	23,927	1%	(18%)
Total production - ounces silver equivalent	1,461,345	1,403,364	2,864,710	2,951,656	4%	(3%)

Cost
Cash cost per ounce	$4.28	$2.81	$3.56	($1.64)	52%	(317%)
All-In sustaining costs per ounce	$7.73	$6.37	$7.05	$3.25	21%	117%
Total production cost per tonne	$58.88	$56.53	$57.73	$55.15	4%	5%

Underground development (m)	2,069	2,277	4,347	5,956	(9%)	(27%)
Diamond drilling (m)	16,465	11,291	27,756	17,814	46%	56%

During the second quarter, Santa Elena produced 596,872 ounces of silver and 9,839 ounces of gold for a total production of 1,461,345 silver equivalent ounces, reflecting an increase of 4% compared to the prior quarter.

The mill processed a total of 229,761 tonnes during the quarter, consisting of 142,831 tonnes of underground ore and 86,930 tonnes from the above ground heap leach pad. Silver and gold grades from underground ore averaged 123 g/t and 1.89 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 38 g/t and 0.64 g/t, respectively.

Silver and gold recoveries averaged 89% and 94%, respectively, during the quarter which were consistent with the previous quarter.

Cash cost in the second quarter was $4.28 per ounce, compared to $2.81 per ounce in the previous quarter. AISC in the second quarter increased to $7.73 per ounce compared to $6.37 per ounce in the previous quarter. The increase in cash cost and AISC were primarily attributed to $0.6 million decrease in available Mexican government diesel tax credits recognized compared to the previous quarter.

In May, the Company received a positive Unified Technical Document ("DTU") permit for the Ermitaño project. Project design and conceptual mine planning is currently underway. Development activities are expected to begin in the fourth quarter of 2019 with portal excavation for underground access. In addition, the Company has increased its 2019 exploration budget at Ermitaño to approximately 32,700 metres, representing an 85% increase from the original 2019 budget of 17,700 metres, with the goal of accelerating development of the Ermitaño project and increasing the confidence level and adding new Resources by testing targets at depth.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 13

The installation of the new 3,000 tpd HIG mill was successfully completed in May and has since passed all cold and hot commissioning tests. The mill is expected to reach full capacity in the third quarter of 2019.

In the second quarter, a total of 2,069 metres of underground development was completed compared to 2,277 metres in the previous quarter, while a total of 16,465 metres of diamond drilling was completed compared with 11,291 metres drilled in the previous quarter. During the quarter, three surface rigs drilled 20 in-fill and step-out holes at Ermitaño and two underground rigs drilled 21 step-out holes at the Santa Elena Main, America, and Alejandra veins.

In July 2019, the Company acquired an additional 400 hectares of strategic concessions in the Sonora State known as El Capulin for $0.2 million.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter ended June 30, 2019 the Company delivered 2,414 ounces of gold to Sandstorm at an average price of $459 per ounce.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 14

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two hour flight from Durango, Durango State to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Ore processed/tonnes milled	207,421	269,611	477,032	514,053	(23%)	(7%)
Average silver grade (g/t)	110	126	119	84	(13%)	42%
Silver recovery (%)	66%	66%	66%	56%	0%	18%

Production
Silver ounces produced	489,194	720,959	1,210,153	775,125	(32%)	56%
Gold ounces produced	43	33	76	60	30%	27%
Total production - ounces silver equivalent	492,957	723,699	1,216,656	779,878	(32%)	56%

Cost
Cash cost per ounce	$16.57	$12.60	$14.21	$19.50	32%	(27%)
All-In sustaining costs per ounce	$18.87	$13.72	$15.80	$25.11	38%	(37%)
Total production cost per tonne	$38.29	$32.71	$35.13	$28.89	17%	22%

Underground development (m)	1,300	1,426	2,725	3,162	(9%)	(14%)
Diamond drilling (m)	5,371	2,279	7,650	11,593	136%	(34%)

Total production for the second quarter was 492,957 silver equivalent ounces, representing a 32% decrease from the previous quarter, primarily due to a 23% decrease in tonnes milled and a 13% decrease in silver head grades. The decrease in throughput was attributed to delays in development of the San Javier and La Prieta sub-level caving areas, which have since been completed and production from these areas is expected to increase in the third quarter.

Silver grades and recoveries during the quarter averaged 110 g/t and 66%, respectively. The decrease in silver grade was primarily due to lower head grades from the newly developed La Prieta area, which is expected to improve in the third quarter as operation enters higher grade areas.

Cash cost per ounce for the quarter was $16.57 per ounce, an increase of 32% compared to $12.60 per ounce in the previous quarter and AISC per ounce was $18.87 compared to $13.72 in the previous quarter. The increase in cash cost and AISC per ounce was primarily attributed to the 32% decrease in silver production.

A total of 1,300 metres of underground development was completed in the second quarter compared to 1,426 metres in the prior quarter.

A total of 5,371 metres of underground drilling was completed in the second quarter compared to 2,279 metres in the previous quarter. Two underground rigs were active during the quarter and completed 16 step-out holes at the Conejo, San Francisco and Los Angeles veins.

Due to ongoing challenges with the roaster's material handling systems, the Company has contracted an external consulting and project engineering firm, to recommend design improvements to resolve the material handling issues which a final report with recommendations is expected to be delivered in the third quarter. During this redesign process, production from the roaster will be suspended until the necessary modifications have been completed.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 15

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,560 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Ore processed/tonnes milled	39,213	62,148	101,362	149,806	(37%)	(32%)
Average silver grade (g/t)	197	187	191	218	5%	(12%)
Average gold grade (g/t)	0.46	0.60	0.53	0.58	(23%)	(9%)
Silver recovery (%)	90%	89%	89%	86%	1%	3%
Gold recovery (%)	93%	93%	93%	89%	0%	4%

Production
Silver ounces produced	224,056	331,539	555,595	903,555	(32%)	(39%)
Gold ounces produced	543	1,069	1,611	2,480	(49%)	(35%)
Total production - ounces silver equivalent	271,450	421,091	692,541	1,099,681	(36%)	(37%)

Cost
Cash cost per ounce	$16.52	$11.35	$13.43	$8.81	46%	52%
All-In sustaining costs per ounce	$21.15	$15.67	$17.88	$11.15	35%	60%
Total production cost per tonne	$109.51	$80.39	$91.65	$70.40	36%	30%

Underground development (m)	2,783	3,091	5,874	5,923	(10%)	(1%)
Diamond drilling (m)	7,754	4,863	12,617	14,709	59%	(14%)

During the quarter, San Martin produced 224,056 silver ounces and 543 ounces of gold for a total production of 271,450 silver equivalent ounces, a 36% decrease compared to the prior quarter.  The decrease in production was primarily attributed to a 37% decrease in tonnes milled due to limited production stopes which were impacted by labour disruptions.

Silver grades and recoveries averaged 197 g/t and 90%, respectively, during the quarter while gold grades and recoveries averaged 0.46 g/t and 93%, respectively.

In the second quarter, cash cost per ounce increased by 46% to $16.52 compared to $11.35 in the previous quarter. During the quarter, AISC was $21.15 compared to $15.67 in the first quarter. The increase in cash cost and AISC per ounce were due to decreases in mill throughput and the resulting 36% decrease in silver equivalent production.

In the second quarter, a total of 2,783 metres of underground development was completed compared to 3,091 metres in the previous quarter and a total of 7,754 metres of diamond drilling was completed compared with 4,863 metres drilled in the previous quarter. During the quarter, three rigs were on site and drilled 26 holes in the Rosario, Hedionda, Zuloaga and Intermedia veins.

Subsequent to quarter end, the Company temporarily suspended all underground mining and processing activities at the San Martin operation due to a growing insecurity in the area creating safety concerns for our workforce. The Company is working with Mexican authorities to resolve the situation in anticipation of restarting the operation, although it is not known when that might occur. Furthermore, the Company does not expect the suspension at San Martin to have a material impact on its 2019 annual consolidated guidance.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 16

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant which was recently reconfigured to move to cyanidation subsequent to flotation to process the tails of flotation consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Total ore processed/tonnes milled	61,544	72,551	134,097	248,756	(15%)	(46%)
Average silver grade (g/t)	147	119	132	118	24%	12%
Average lead grade (%)	2.12	1.76	1.92	1.35	20%	42%
Average zinc grade (%)	1.99	1.64	1.80	1.58	21%	14%
Silver recovery (%)	70%	79%	74%	78%	(11%)	(5%)
Lead recovery (%)	59%	69%	64%	75%	(14%)	(15%)
Zinc recovery (%)	52%	48%	50%	58%	8%	(14%)

Production
Silver ounces produced	202,698	219,485	422,183	698,193	(8%)	(40%)
Gold ounces produced	42	82	123	482	(49%)	(74%)
Pounds of lead produced	1,708,152	1,946,096	3,654,249	3,260,200	(12%)	12%
Pounds of zinc produced	1,398,922	1,265,438	2,664,361	2,994,459	11%	(11%)
Total production - ounces silver equivalent	420,712	441,095	861,807	1,221,367	(5%)	(29%)

Cost
Cash cost per ounce	$14.13	$16.58	$15.41	$10.71	(15%)	44%
All-In sustaining costs per ounce	$21.61	$25.62	$23.70	$17.00	(16%)	39%
Total production cost per tonne	$75.96	$76.78	$76.40	$48.61	(1%)	57%

Underground development (m)	2,154	2,452	4,605	6,015	(12%)	(23%)
Diamond drilling (m)	5,112	2,100	7,212	18,801	143%	(62%)

In the second quarter, total production from the La Parrilla mine was 420,712 silver equivalent ounces, a decrease of 5% compared to 441,095 equivalent ounces of silver in the previous quarter.

During the quarter, the flotation circuit processed 61,544 tonnes with an average silver grade of 147 g/t and a 70% recovery compared to 119 g/t and 79% recovery in the previous quarter. The decrease in silver recovery was primarily due to metallurgical issues with higher lead oxide contents from the ore extracted from the San Marcos and the Quebradillas mines. The lead circuit processed ore with an average lead grade of 2.1% with recoveries of 59% for a total lead production of 1,708,152 pounds, representing a 12% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 2.0% with recoveries of 52% for a total zinc production of 1,398,922 pounds, representing a 11% increase compared to the previous quarter.

Cash cost in the second quarter was $14.13 per ounce, a decrease of 15% compared to $16.58 per ounce in the previous quarter. AISC per ounce in the quarter was $21.61 compared to $25.62 in the previous quarter. The decreases in cash cost and AISC per ounce compared to the previous quarter were primarily attributed to severance payments of $0.2 million in the previous quarter as well as lower energy costs from lower utilization of the cyanidation circuit but were offset by higher grades.

The high recovery microbubble project advanced in the second quarter with the installation of the four microcell columns, the electrical power distribution system and a vibratory screen. At the end of June, approximately 75% of the project had been completed.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 17

A total of 2,154 metres of underground development and 5,112 metres of exploration drilling was completed in the quarter compared to 2,452 metres of development and 2,100 metres of diamond drilling in the prior quarter. Two underground rigs and one surface rig were active during the quarter completing 23 in-fill and step-out underground holes focusing on the San Nicolas vein at the Quebradillas mine and one surface hole on the Cerro Santiago target.

The Company is also reviewing toll milling opportunities from third party suppliers as well as evaluating methods to produce a new bulk concentrate at Del Toro to be shipped to La Parrilla and further processed through the microbubble flotation cells to create separate concentrates of lead and zinc from Del Toro.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 18

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2019-Q2	2019-Q1	2019-YTD	2018-YTD	Change Q2 vs Q1	Change '19 vs '18

Ore processed/tonnes milled	26,587	25,138	51,725	145,648	6%	(64%)
Average silver grade (g/t)	117	114	115	126	3%	(9%)
Average lead grade (%)	1.87	2.12	2.0	2.8	(12%)	(29%)
Silver recovery (%)	78%	74%	76%	69%	5%	10%
Lead recovery (%)	68%	61%	64%	57%	11%	12%

Production
Silver ounces produced	77,729	67,757	145,486	404,070	15%	(64%)
Pounds of lead produced	744,651	714,992	1,459,642	5,137,588	4%	(72%)
Total production - ounces silver equivalent	122,879	112,158	235,037	761,458	10%	(69%)

Cost
Cash cost per ounce	$27.29	$27.20	$27.25	$15.47	0%	76%
All-In sustaining costs per ounce	$36.33	$35.89	$36.13	$25.37	1%	42%
Total production cost per tonne	$91.89	$95.06	$93.42	$63.14	(3%)	48%

Underground development (m)	970	1,032	2,003	5,880	(6%)	(66%)
Diamond drilling (m)	3,192	993	4,185	14,969	221%	(72%)

During the second quarter, the Del Toro mine produced 77,729 ounces of silver and 744,651 pounds of lead for a total of 122,879 silver equivalent ounces, a 10% increase compared to 112,158 ounces produced in the previous quarter due to a 6% increase in tonnes milled and a 5% increase in silver recoveries.

The Company has intentionally throttled back production levels to provide additional time to fully assess a plan to create a bulk concentrate from the Cuerpo 3 area for secondary separation of lead and zinc using La Parrilla's microbubble technologies.

Silver grades and recoveries during the quarter averaged 117 g/t and 78%, respectively. Lead grades and recoveries averaged 1.87% and 68%, respectively, producing a total of 0.7 million pounds of lead representing a 4% increase compared to the previous quarter. The increase in recovery is the result of improvement in stockpile management and blending practices.

Cash cost and AISC per ounce for the quarter were $27.29 and $36.33, respectively, comparable to $27.20 and $35.89, respectively per ounce in the previous quarter.

In the second quarter, a total of 970 metres of development were completed compared to 1,032 metres in the first quarter. Total exploration metres drilled in the quarter amounted to 3,192 metres compared to 993 metres of drilling in the previous quarter. One underground rig was active during the quarter and completed 15 holes in the Delores, San Juan and Perseverancia systems veins.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 19

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2019	2018	Variance %

Revenues	$83,669	$79,687	5%	(1)
Mine operating costs
Cost of sales	62,772	59,285	6%	(2)
Depletion, depreciation and amortization	16,691	22,706	(26)%	(3)
	79,463	81,991	(3)%

Mine operating earnings (loss)	4,206	(2,304)	(283)%	(4)

General and administrative expenses	5,966	5,201	15%	(5)
Share-based payments	2,017	2,247	(10)%
Mine care and maintenance costs	394	—	100%
Impairment of non-current assets	—	31,660	(100)%	(6)
Acquisition costs	—	4,877	(100)%	(7)
Foreign exchange (gain) loss	(748)	285	(362)%
Operating loss	(3,423)	(46,574)	(93)%
Investment and other (loss) income	(87)	1,038	(108)%	(8)
Finance costs	(3,742)	(3,799)	(2)%
Loss before income taxes	(7,252)	(49,335)	(85)%
Current income tax expense	500	1,680	(70)%
Deferred income tax expense (recovery)	4,215	(10,982)	(138)%
Income tax expense (recovery)	4,715	(9,302)	(151)%	(9)
Net Loss for the period	($11,967)	($40,033)	(70)%	(10)

Loss per share (basic and diluted)	($0.06)	($0.22)	(73)%	(10)

1.	Revenues in the quarter increased 5% compared to the same quarter of the previous year primarily attributed to:

•
a 13% increase in silver equivalent ounces sold compared to the second quarter of 2018 which contributed to an increase of $10.7 million in revenues. The increase was primarily attributed to a full quarter of production from the San Dimas mine, compared to 64 days in the second quarter of 2018 upon its acquisition on May 10, 2018; and

•
smelting and refining costs decreased from $2.0 million ($0.75 per ounce) to $1.4 million ($0.43 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production at San Dimas, as well as lower smelting and refining rates renegotiated in July 2018;

Partially offset by:

•	a 12% decrease in average realized silver price of $14.80 per ounce compared to $16.74 per ounce in the same quarter of the prior year, which resulted in a decrease in revenues of $12.0 million.

2.	Cost of sales in the quarter increased 6% or $3.5 million compared to the same quarter of the previous year as a result of the following factors:

•	$9.5 million increase in cost of sales as a result of full quarter of operations from addition of the San Dimas mine, compared to 62 operating days in the second quarter of 2018;
Partially offset by:

•	a $3.1 million reduction in cost of sales pursuant to the La Guitarra mine being placed on care and maintenance effective August 3, 2018;

•
a $2.3 million reduction in cost of sales at the Del Toro mine as a result of management's decision to reduce throughput in order to give the Company time to drill, develop additional resources and re-engineer the mine plan through 2019.

3.	Depletion, depreciation and amortization in the quarter decreased $6.0 million or 26% compared to the same quarter of the previous year primarily as a result of:

•	a combined $6.7 million reduction at the Del Toro and La Parrilla mines primarily attributed to impairment recognized in the fourth quarter of 2018; and

•	a $2.3 million reduction at the La Guitarra mine pursuant to the mine being placed on care and maintenance effective August 3, 2018;
Partially offset by:

•	a $2.7 million increase at the San Dimas mine as a result of full quarter of operations.

4.
Mine operating earnings during the quarter increased by $6.5 million to a mine operating earnings of $4.2 million compared to a loss of $2.3 million in the second quarter of 2018. During the quarter, the San Dimas mine and the Santa Elena mine generated mine operating earnings of $11.0 million and $3.2 million, respectively, offset by losses at La Encantada, San Martin and due to scaled back production at Del Toro and La Parrilla mines.

5.
General and administrative expenses increased by $0.8 million or 15% during the quarter compared to the same quarter of 2018, primarily attributed to legal costs associated with the Republic Metals Chapter 11 bankruptcy, Primero APA litigation and regulatory filings.

6.
As a result of management's decision to place the La Guitarra Silver Mine on care and maintenance in the second quarter of 2018, the Company assessed the recoverable value of the mine and concluded that its carrying value had an estimated recoverable value below its carrying value. Consequently, the Company recognized an impairment loss of $31.7 million during the second quarter of 2018.

7.
In the second quarter of 2018, the Company recognized acquisition costs of $4.9 million relates to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.
Investment and other income in the quarter decreased $1.1 million compared to the same quarter of the prior year, primarily related to unrealized mark-to-market adjustment loss on investment in marketable securities of $1.3 million in the current quarter compared to a realized loss of $0.1 million in the same quarter of the prior year.

9.
During the quarter, the Company recorded an income tax expense of $4.7 million compared to an income tax recovery of $9.3 million in the second quarter of 2018. The decrease in income tax recovery in the quarter was attributed primarily to decrease in value of tax loss carryforwards and foreign exchange impact of the strengthening Mexican peso on the Company's Mexican Peso denominated future income tax liability balances.

10.	As a result of the foregoing, net loss for the quarter was $12.0 million (EPS of $0.06) compared to net loss of $40.0 million (EPS of ($0.22)) in the same quarter of the prior year.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 20

For the year to date period ended June 30, 2019 and 2018 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2019	2018	'19 vs '18

Revenues	$170,479	$138,280	23%	(1)
Mine operating costs
Cost of sales	122,119	98,966	23%	(2)
Depletion, depreciation and amortization	33,901	42,041	(19)%	(3)
	156,020	141,007	11%

Mine operating earnings (loss)	14,459	(2,727)	630%	(4)

General and administrative	12,466	10,069	24%	(5)
Share-based payments	4,092	4,763	(14)%
Impairment of non-current assets	—	31,660	(100)%	(6)
Acquisition costs	—	4,877	(100)%	(7)
Mine care and maintenance costs	1,202	—	100%	(8)
Foreign exchange (gain) loss	(3,117)	2,581	(221)%	(9)
Operating loss	(184)	(56,677)	(100)%
Investment and other income (loss)	1,931	(421)	559%	(10)
Finance costs	(7,447)	(6,258)	19%
Loss before income taxes	(5,700)	(63,356)	(91)%
Current income tax expense	3,964	2,374	67%
Deferred income tax recovery	(577)	(20,105)	(97)%
Income tax expense (recovery)	3,387	(17,731)	119%	(11)
Net loss for the year	($9,087)	($45,625)	(80)%	(12)

Loss per share (basic and diluted)	($0.05)	($0.26)	(83)%	(12)

1.	Revenues in the six months ended June 30, 2019 increased by 23% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold increased by 32% compared to the previous year resulting in an increase in revenues of $45.6 million, primarily attributed to the additional production from San Dimas; and

•
Smelting and refining costs decreased from $4.7 million ($0.97 per ounce) to $2.8 million ($0.44 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production from San Dimas, as well as lower concentrate and treatment charges renegotiated in July 2018;

Partially offset by:

•	a 9% decrease in average realized silver price of $15.26 per ounce compared to $16.75 per ounce in the prior year, resulting in a decrease in revenues of $18.2 million.

2.	Cost of sales in the year increased $23.2 million or 23% compared to 2018 as a result of the following factors:

•	$32.9 million increase in cost of sales as a result of full six months of operations from the San Dimas mine, compared to 62 operating days in the second quarter of 2018;
Partially offset by:

•	$6.1 million reduction in cost of sales pursuant to the La Guitarra mine being placed on care and maintenance effective August 3, 2018;

First Majestic Silver Corp. 2019 Second Quarter Report	Page 21

•
a $4.2 million reduction in cost of sales at the Del Toro mine as a result of management's decision to reduce throughput in order to give the Company time to drill, develop additional resources and re-engineer the mine plan through 2019.

3.	Depletion, depreciation and amortization in the year decreased $8.1 million or 19% compared to the previous year primarily due to:

•	a combined $13.6 million reduction at the Del Toro and La Parrilla mines primarily attributed to impairment recognized in the fourth quarter of 2018;

•	a $4.4 million reduction at the La Guitarra mine pursuant to the mine being placed on care and maintenance effective August 3, 2018;
Partially offset by:

•	a $9.0 million increase at the San Dimas mine as a result of six months of operations.

4.
Mine operating earnings during the six months ended June 30, 2019 increased $17.2 million compared to 2018. The increase was primarily attributed to a full six months of operations from the San Dimas mine, which increased its operating earnings by $17.1 million compared to the same period of the prior year.

5.
General and administrative expenses increased $2.4 million or 24% during the year compared to 2018, primarily attributed to incremental general and administrative costs from the acquisition and integration of Primero, and legal costs associated with the Republic Metals Chapter 11 bankruptcy and First Silver litigation.

6.
Impairment on non-current assets: decreased $31.7 during the year compared to 2018, primarily due to the Company's recognition of an impairment loss on La Guitarra in the second quarter of 2018 as a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018.

7.	Acquisition costs in the year decreased $4.9 million relating to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

8.	As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018. Mine care and maintenance costs for the year was $1.2 million.

9.
Foreign exchange gain for the year was $3.1 million compared to a loss of $2.6 million in 2018. Foreign exchange gain in the year was primarily attributed to a $2.0 million gain on foreign exchange hedge positions and a $0.5 million foreign exchange gain as a result of 1% strengthening of the Mexican pesos against the U.S. dollars.

10.
Investment and other income for the year increased $2.4 million compared to the prior year primarily due to an increase in interest income partially offset by unrealized loss mark-to-market adjustment on investment in marketable securities.

11.
During the six months ended June 30, 2019, the Company recorded a net income tax expense of $3.4 million, compared to an income tax recovery of $17.7 million in 2018. The increase in income tax expense was primarily driven by the comparison of a deferred income tax effect of a $11.2 million income tax recovery on the $31.7 million impairment charge on non-current assets recognized in the previous year, as well as to foreign exchange impact of the strengthening Mexican peso on the Company's Mexican peso denominated future income tax liability balances.

12.	As a result of the foregoing, net loss for the six months ended June 30, 2019 was $9.1 million (loss per share of ($0.05)), compared to loss of $45.6 million (EPS of ($0.26)) in the prior year.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 22

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2019		2018				2017
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$83,669	$86,810	$74,128	$88,521	$79,687	$58,593	$61,165	$61,901
Cost of sales	$62,772	$59,347	$56,230	$63,966	$59,285	$39,681	$39,309	$40,290
Depletion, depreciation and amortization	$16,691	$17,210	$26,925	$24,701	$22,706	$19,335	$20,454	$18,436
Mine operating earnings (loss)	$4,206	$10,253	($9,027)	($146)	($2,304)	($423)	$1,402	$3,175
Net (loss) earnings after tax	($11,967)	$2,880	($164,443)	$5,904	($40,033)	($5,592)	($56,084)	($1,320)
(Loss) earnings per share - basic	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)	($0.34)	($0.01)
(Loss) earnings per share - diluted	($0.06)	$0.01	($0.85)	$0.03	($0.22)	($0.03)	($0.34)	($0.01)

During the second quarter of 2019, mine operating earnings was $4.2 million compared to operating earnings of $10.3 million in the previous quarter. The decrease in mine operating earnings was primarily attributed to a 9% decrease in average realized silver price as well as an increase in cost of sales attributable to higher severance and labour costs at San Dimas. Net loss for the quarter was $12.0 million compared to net earnings of $2.9 million in the previous quarter. The decrease in net earnings was primarily attributed to $6.0 million decrease in mine operating earnings and a $6.0 million increase in income tax expense primarily due to decrease in value of tax loss carryforwards and foreign exchange impacts on the Company's Mexican Peso denominated deferred income tax balances.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2019, the Company had cash and cash equivalents of $94.5 million, an increase of $37.5 million since December 31, 2018. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

On December 27, 2018, the Company announced it has entered into an At The Market ("ATM") Equity Distribution Agreement pursuant to which the Company may, at its discretion and from time-to-time, sell through an agent, such number of common shares of the Company to an aggregate gross proceeds up to US$50.0 million. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the common shares are listed or quoted or where the common shares are traded in the United States.

During the six months ended June 30, 2019, First Majestic sold 8,039,363 common shares of the Company under the ATM program at an average price of $6.22 per share for gross proceeds of $50.0 million, or net proceeds of $48.5 million after costs.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 23

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash flow
Cash generated by operating activities	15,558	6,831	48,273	16,702
Cash used in investing activities	(28,158)	(28,576)	(57,165)	(52,310)
Cash generated by (used in) financing activities	15,263	(117,726)	45,568	28,215
Increase (decrease) in cash and cash equivalents	2,663	(139,471)	36,676	(7,393)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	419	(540)	850	(1,520)
Cash and cash equivalents, beginning of the period	91,457	249,239	57,013	118,141
Cash and cash equivalents, end of period	$94,539	$109,228	$94,539	$109,228

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2019 are summarized as follows:

•	Cash provided from operating activities of $48.3 million, primarily due to:

•	$41.4 million in operating cash flows from operating activities before movements in working capital and taxes;

•	a $12.8 million decrease in value added taxes receivable as the Mexican tax authorities have made good progress in releasing payment for San Dimas filings that were in arrears; and

•	net of $5.0 million in income taxes paid during the period.

•	Cash used in investing activities of $57.2 million, primarily related to:

•	$37.6 million spent on mine development and exploration activities;

•	$18.9 million spent on purchase of property, plant and equipment; and

•	$1.6 million spent on deposits on non-current assets.

•	Cash provided from financing activities of $45.6 million, primarily consists of the following:
•$48.5 million of net proceeds from the issuance through the ATM;
•$2.1 million of net proceeds from the exercise of stock options;
net of:
•$2.9 million payment of financing costs; and
•$2.0 million on repayment of lease obligations.

Working capital as at June 30, 2019 was $129.5 million compared to $108.1 million at December 31, 2018. Total available liquidity at June 30, 2019 was $184.5 million (see page 37), including $55.0 million of undrawn revolving credit facility.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2019 and December 31, 2018, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 24

Contractual Obligations and Commitments

As at June 30, 2019, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$55,004	$55,004	$—	$—	$—
Debt facilities	190,818	4,359	27,025	159,434	—
Equipment financing obligations	9,545	4,447	3,795	1,303	—
Other liabilities	4,164	—	—	—	4,164
Purchase obligations and commitments	11,154	10,454	700	—	—
	$270,685	$74,264	$31,520	$160,737	$4,164

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2019, value added taxes receivable was $46.9 million (2018 - $49.7 million), majority of which relates to Primero Empresa Minera, S.A. de C.V. ("PEM") due to filings in arrears when First Majestic acquired the entity. Since acquisition, the Company has accelerated its filings and reduced PEM's pre-acquisition VAT receivables to $7.7 million. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) in response to the review process and the Company fully expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through two international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 25

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2019
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$7,030	$47	$—	$2,636	($1,195)	$—	$8,518	$852
Mexican peso	11,772	—	38,281	—	(34,717)	16,000	31,336	3,134
	$18,802	$47	$38,281	$2,636	($35,912)	$16,000	$39,854	$3,985

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2019
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$128	$—	$66	$144	$338
Metals in doré and concentrates inventory	52	156	17	7	232
	$180	$156	$83	$151	$570

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver

First Majestic Silver Corp. 2019 Second Quarter Report	Page 26

recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $59.7 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary and the Company is taking additional action in Mexico and/or elsewhere to attempt to recover the balance. Therefore, as at June 30, 2019, the Company has not accrued any of the remaining $59.7 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it has had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera, S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 27

To obtain assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking retroactively to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company intends to continue Primero's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess Primero in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.2 million as non-current as at June 30, 2019.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017 which was heard in appeals court on March 18, 2019. The parties have made their appearances, filed their briefs in this appeal, and a ruling on the appeal is expected sometime in the second half of 2019. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 28

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the six months ended June 30, 2019

Off-Balance Sheet Arrangements

At June 30, 2019, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2019.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 203,414,790 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 16 - "Leases" as outlined in Note 2 and Note 3 of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2019, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2018.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 29

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 30

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$11,735	$5,023	$2,044	$1,498	$1,797	$809	$22,906
Milling cost	5,474	6,414	3,935	1,435	1,659	640	19,557
Indirect cost	7,340	2,093	1,962	1,361	1,219	994	14,968
Total production cost (A)	$24,549	$13,529	$7,941	$4,294	$4,676	$2,443	$57,432
Add: transportation and other selling cost	296	61	54	29	206	37	734
Add: smelting and refining cost	385	153	107	57	542	117	1,361
Add: environmental duty and royalties cost	179	104	14	21	17	6	341
Total cash cost before by-product credits (B)	$25,409	$13,847	$8,116	$4,401	$5,441	$2,603	$59,868
Deduct by-product credits attributed to:
Gold by-product credits	(22,785)	(11,293)	(43)	(705)	(9)	(8)	(34,843)
Lead by-product credits	—	—	—	—	(1,313)	(580)	(1,893)
Zinc by-product credits	—	—	—	—	(1,451)	—	(1,451)
Total by-product credits	($22,785)	($11,293)	($43)	($705)	($2,773)	($588)	($38,187)
Total cash cost (C)	$2,624	$2,554	$8,073	$3,696	$2,668	$2,015	$21,681
Workers’ participation	3,191	27	80	210	32	(59)	3,479
General and administrative expenses	—	—	—	—	—	—	5,509
Share-based payments	—	—	—	—	—	—	2,017
Accretion of decommissioning liabilities	186	52	149	59	71	55	604
Sustaining capital expenditures	7,593	1,939	866	736	1,289	645	13,195
Operating lease payments	15	38	25	31	20	26	335
All-In Sustaining Costs (D)	$13,609	$4,610	$9,193	$4,732	$4,080	$2,682	$46,820
Payable silver ounces produced (E)	1,602,215	596,275	487,237	223,832	188,682	73,843	3,172,084
Tonnes milled (F)	172,368	229,761	207,421	39,213	61,544	26,587	736,896

Total cash cost per ounce, before by-product credits (B/E)	$15.86	$23.22	$16.66	$19.67	$28.83	$35.24	$18.87
Total cash cost per ounce (C/E)	$1.64	$4.28	$16.57	$16.52	$14.13	$27.29	$6.84
All-in sustaining cost per ounce (D/E)	$8.49	$7.73	$18.87	$21.15	$21.61	$36.33	$14.76
Production cost per tonne (A/F)	$142.42	$58.88	$38.29	$109.51	$75.96	$91.89	$77.93

First Majestic Silver Corp. 2019 Second Quarter Report	Page 31

(expressed in thousands of U.S. dollars,		Three Months Ended June 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$6,882	$4,618	$1,381	$2,099	$2,498	$1,740	$1,134	$20,353
Milling cost	2,791	5,751	4,142	1,904	2,114	1,459	698	18,859
Indirect cost	3,097	2,395	1,871	1,413	1,459	1,362	1,156	12,753
Total production cost (A)	$12,771	$12,764	$7,394	$5,416	$6,071	$4,561	$2,989	$51,965
Add: transportation and other selling cost	93	125	46	112	207	126	143	900
Add: smelting and refining cost	147	124	70	84	909	490	225	2,049
Add: environmental duty and royalties cost	99	116	13	45	31	15	21	340
Total cash cost before by-product credits (B)	$13,110	$13,129	$7,520	$5,657	$7,218	$5,191	$3,378	$55,251
Deduct by-product credits attributed to:
Gold by-product credits	(12,912)	(12,387)	(48)	(1,597)	(229)	(7)	(1,682)	(28,862)
Lead by-product credits	—	—	—	—	(1,771)	(2,325)	—	(4,096)
Zinc by-product credits	—	—	—	—	(1,691)	—	—	(1,691)
Total by-product credits	($12,912)	($12,387)	($48)	($1,597)	($3,691)	($2,332)	($1,682)	($34,649)
Total cash cost (C)	$198	$742	$7,472	$4,060	$3,527	$2,859	$1,696	$20,602
Workers’ participation	91	171	86	132	62	80	(5)	711
General and administrative expenses	—	—	—	—	—	—	—	5,031
Share-based payments	—	—	—	—	—	—	—	2,247
Accretion of decommissioning liabilities	45	55	66	50	60	51	31	358
Sustaining capital expenditures	4,038	2,559	2,366	995	1,898	2,103	661	15,663
All-In Sustaining Costs (D)	$4,372	$3,527	$9,990	$5,237	$5,547	$5,093	$2,383	$44,612
Payable silver ounces produced (E)	808,114	534,480	324,300	419,395	338,465	158,734	131,532	2,715,020
Tonnes milled (F)	85,765	228,054	237,862	74,431	123,642	65,879	35,715	851,349

Total cash cost per ounce, before by-product credits (B/E)	$16.22	$24.56	$23.19	$13.49	$21.33	$32.70	$25.68	$20.35
Total cash cost per ounce (C/E)	$0.24	$1.39	$23.05	$9.68	$10.42	$18.01	$12.89	$7.59
All-in sustaining cost per ounce (D/E)	$5.41	$6.60	$30.81	$12.49	$16.39	$32.08	$18.11	$16.43
Production cost per tonne (A/F)	$148.91	$55.97	$31.09	$72.77	$49.10	$69.23	$83.68	$61.04

First Majestic Silver Corp. 2019 Second Quarter Report	Page 32

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$19,721	$9,297	$4,031	$3,390	$4,115	$1,701	$42,254
Milling cost	10,276	12,377	8,654	3,210	3,526	1,306	39,350
Indirect cost	14,499	4,289	4,076	2,690	2,605	1,826	29,985
Total production cost (A)	$44,496	$25,963	$16,762	$9,290	$10,246	$4,833	$111,590
Add: transportation and other selling cost	613	137	122	82	396	87	1,541
Add: smelting and refining cost	734	306	270	142	1,130	253	2,835
Add: environmental duty and royalties cost	347	197	37	51	32	13	677
Total cash cost before by-product credits (B)	$46,190	$26,603	$17,191	$9,565	$11,804	$5,186	$116,643
Deduct by-product credits attributed to:
Gold by-product credits	(42,254)	(22,398)	(68)	(2,109)	(37)	(8)	(66,874)
Lead by-product credits	—	—	—	—	(3,011)	(1,411)	(4,422)
Zinc by-product credits	—	—	—	—	(2,686)	—	(2,686)
Total by-product credits	($42,254)	($22,398)	($68)	($2,109)	($5,734)	($1,419)	($73,982)
Total cash cost (C)	$3,936	$4,205	$17,123	$7,456	$6,070	$3,767	$42,661
Workers’ participation	4,417	93	158	291	107	9	5,074
General and administrative expenses	—	—	—	—	—	—	11,555
Share-based payments	—	—	—	—	—	—	4,092
Accretion of decommissioning liabilities	372	104	297	119	142	110	1,209
Sustaining capital expenditures	12,789	3,871	1,432	2,006	2,982	1,057	24,332
Operating lease payments	33	71	37	50	37	51	627
All-In Sustaining Costs (D)	$21,547	$8,344	$19,047	$9,922	$9,338	$4,994	$89,550
Payable silver ounces produced (E)	3,005,967	1,182,883	1,205,312	555,039	393,910	138,212	6,481,323
Tonnes milled (F)	335,632	449,702	477,032	101,362	134,097	51,725	1,549,550

Total cash cost per ounce, before by-product credits (B/E)	$15.37	$22.49	$14.26	$17.23	$29.96	$37.52	$18.00
Total cash cost per ounce (C/E)	$1.31	$3.56	$14.21	$13.43	$15.41	$27.25	$6.58
All-in sustaining cost per ounce (D/E)	$7.17	$7.05	$15.80	$17.88	$23.70	$36.13	$13.82
Production cost per tonne (A/F)	$132.58	$57.73	$35.13	$91.65	$76.40	$93.42	$72.01

First Majestic Silver Corp. 2019 Second Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Mining cost	$6,882	$8,748	$2,664	$4,090	$4,825	$3,433	$1,985	$32,626
Milling cost	2,791	11,464	8,543	3,618	4,229	3,078	1,406	35,130
Indirect cost	3,097	4,691	3,645	2,838	3,037	2,685	2,178	22,173
Total production cost (A)	$12,771	$24,903	$14,848	$10,546	$12,091	$9,196	$5,569	$89,924
Add: transportation and other selling cost	93	261	89	226	473	279	282	1,802
Add: smelting and refining cost	147	245	166	185	1,952	1,565	449	4,709
Add: environmental duty and royalties cost	99	235	27	93	62	36	43	595
Total cash cost before by-product credits (B)	$13,110	$25,644	$15,130	$11,050	$14,578	$11,076	$6,343	$97,030
Deduct: By-product credits attributed to
Gold by-product credits	(12,912)	(27,373)	(79)	(3,102)	(478)	(8)	(3,601)	(47,553)
Lead by-product credits	—	—	—	—	(3,384)	(5,149)	—	(8,533)
Zinc by-product credits	—	—	—	—	(3,710)	—	—	(3,710)
Total by-product credits	($12,912)	($27,373)	($79)	($3,102)	($7,572)	($5,157)	($3,601)	($59,796)
Total cash cost (C)	$198	($1,729)	$15,051	$7,948	$7,006	$5,919	$2,742	$37,234
Workers’ participation	91	215	166	171	143	156	16	1,052
General and administrative expenses	—	—	—	—	—	—	—	9,712
Share-based payments	—	—	—	—	—	—	—	4,763
Accretion of decommissioning liabilities	45	112	136	103	123	105	63	687
Sustaining capital expenditures	4,038	4,838	4,026	1,842	3,852	3,528	1,631	25,145
All-In Sustaining Costs (D)	$4,372	$3,436	$19,379	$10,064	$11,124	$9,708	$4,452	$78,593
Payable silver ounces produced (E)	808,114	1,055,742	772,025	902,651	654,210	382,715	262,796	4,838,253
Tonnes milled (F)	85,765	451,553	514,053	149,806	248,756	145,648	65,544	1,661,124

Total cash cost per ounce, before by-product credits (B/E)	$16.22	$24.29	$19.60	$12.24	$22.28	$28.94	$24.13	$20.06
Total cash cost per ounce (C/E)	$0.24	($1.64)	$19.50	$8.81	$10.71	$15.47	$10.43	$7.70
All-in sustaining cost per ounce (D/E)	$5.41	$3.25	$25.11	$11.15	$17.00	$25.37	$16.94	$16.25
Production cost per tonne (A/F)	$148.91	$55.15	$28.89	$70.40	$48.61	$63.14	$84.96	$54.14

First Majestic Silver Corp. 2019 Second Quarter Report	Page 34

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenues as reported	$83,669	$79,687	$170,479	$138,280
Add back: smelting and refining charges	1,362	2,049	2,835	4,709
Gross revenues	85,031	81,736	173,314	142,989
Less: Sandstorm gold revenues	(1,108)	(979)	(1,790)	(2,201)
Less: Wheaton gold revenues	(6,227)	(2,243)	(13,133)	(2,243)
Less: Wheaton silver revenues	—	(1,953)	—	(1,953)
Gross revenues, excluding Sandstorm, Wheaton (A)	$77,696	$76,561	$158,391	$136,592

Payable equivalent silver ounces sold	6,181,129	5,455,405	12,242,518	9,253,817
Less: Payable equivalent silver ounces sold to Sandstorm	(213,269)	(168,588)	(340,526)	(385,592)
Less: Payable equivalent silver ounces sold to Wheaton	(719,891)	(713,869)	(1,525,618)	(713,869)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,247,969	4,572,948	10,376,374	8,154,356

Average realized price per ounce of silver sold (A/B)(1)	$14.80	$16.74	$15.26	$16.75
Average market price per ounce of silver per COMEX	$14.90	$16.65	$15.23	$16.81

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Operating Cash Flows before Working Capital and Taxes	$17,729	$14,230	$41,434	$29,871
Weighted average number of shares on issue - basic	200,965,605	181,126,340	198,413,338	173,515,346
Cash Flow per Share	$0.09	$0.08	$0.21	$0.17

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 35

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net loss as reported	($11,967)	($40,033)	($9,087)	($45,625)
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	31,660	—	31,660
Deferred income tax expense (recovery)	4,215	(10,982)	(577)	(20,105)
Share-based payments	2,017	2,247	4,092	4,763
Loss from investment in derivatives and marketable securities	1,268	101	651	2,250
Write-down (recovery) of mineral inventory	874	495	(1,607)	408
Primero acquisition costs	—	4,721	—	4,721
Adjusted net loss	($3,593)	($11,791)	($6,528)	($21,928)
Weighted average number of shares on issue - basic	200,965,605	181,126,340	198,413,338	173,515,346
Adjusted EPS	($0.02)	($0.07)	($0.03)	($0.13)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2019	December 31, 2018
Current Assets	$190,152	$166,274
Less: Current Liabilities	(60,701)	(58,137)
Working Capital	$129,451	$108,137
Available Undrawn Revolving Credit Facility	55,031	55,031
Available Liquidity	$184,482	$163,168

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 36

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the six months ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 37

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 38

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2018, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2019 Second Quarter Report	Page 39